GREENBERG TRAURIG, LLP
MetLife Building
200 Park Avenue, 15th Floor
New York, New York 10166

Spencer G. Feldman
(212) 801-9221
E-mail: feldmans@gtlaw.com

August 14, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IZEA, Inc.
Registration Statement on Form S-1 filed June 6, 2012,
as amended by Amendment No. 1 filed on July 18, 2012,
Amendment No. 2 filed on August 3, 2012, and
Amendment No. 3 filed herewith
File No. 333-181916

Ladies and Gentlemen:

On behalf of IZEA, Inc., a Nevada corporation (the “Company”), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 3 to the captioned Registration Statement on Form S-1, No. 333-181916 (“Amendment No. 3”), for the registration of shares of the Company's common stock under a “primary” public offering prospectus and a “secondary” selling stockholder resale prospectus, and one complete copy of the exhibits listed in Amendment No. 3 as filed therewith (including the Underwriting Agreement and opinion of issuer's counsel regarding legality).

As amended, the public offering prospectus contemplates an offering of $5,000,000 of shares of the Company's common stock by Aegis Capital Corp., the underwriter. The Company will be circulating the preliminary prospectus included in Amendment No. 3 to the underwriter and others. As we have previously advised the staff, the underwriter and the Company expect to price the public offering on Monday evening, August 20, 2012, and respectfully request the staff to convey any additional comments they may have on the Registration Statement no later than Friday, August 17, 2012.

Amendment No. 3, in addition to reflecting the changes in the public offering just described, includes the Company's financial statements updated through June 30, 2012 in compliance with Regulation S-X, Rule 3-19, and certain recent developments involving the Company.

The Company expects that the price per share of the common stock and all other pricing information for the public offering will be provided in a final prospectus in reliance on Rule 430A. Requests for acceleration of the effectiveness of the Registration Statement will be submitted by the Company and Aegis Capital at the end of this week, if the staff has no further comments. Such requests are expected to ask for acceleration of effectiveness of the Registration Statement to 9:30 a.m. on August 21, 2012, or as soon thereafter as is practicable. The request of Aegis Capital will include the representation from the underwriter with respect to compliance with Rule 15c2-8. A copy of the letter from FINRA clearing the underwriting compensation arrangements for the public offering will be forwarded to you immediately upon its receipt. We believe that all other supplemental information requested by the staff has been provided.

Courtesy copies of this letter and Amendment No. 3, together with all exhibits and supplemental information, are being provided directly to the staff for its convenience (attention: Jessica Plowgian, Esq.) in the review of the foregoing documents.

Should any member of the Commission's staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of Amendment No. 3, please do not hesitate to contact Donna Mackenzie, the Company's Chief Financial Officer, at (407) 674-6911, or me at (212) 801-9221.

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

Enclosures

cc:    Jessica Plowgian, Esq., Staff Attorney
Celeste M. Murphy, Legal Branch Chief
Ms. Leigh Ann Shultz, Staff Accountant
Mr. Carlos Pacho, Senior Assistant Chief Accountant
Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance

Ms. Donna Mackenzie, Chief Financial Officer
IZEA, Inc.